

March 7, 2012

Via E-mail
Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
4500 Dorr Street
Toledo, OH 43615

> **Re: Health Care REIT, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-08923**

Dear Mr. Estes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Medical Facilities, page 59

1.   In future filings, please remove the non-GAAP income statement containing your pro rata net income for your joint venture investments. Please refer to Item 10(e) of Regulation S-K and to Compliance and Disclosure Interpretation 102.10.

Non-GAAP Financial Measures, page 63

2.   Please tell us if management views same store cash NOI as a key performance indicator. To the extent management does not view this measure as a key performance indicator, please tell us how you made that determination. To the extent management views this measure as a key performance indicator, please include this measure and the appropriate Item 10(e) disclosures in future filings. Additionally, your disclosure should include how you determined the same store pool.

3.   We note your definition of NOI, please revise future filings to clarify what expenses are included in property level operating expenses and what expenses are included in general and administrative expenses. Within your response, please provide an example of your proposed disclosure.

4.   In future filings, please reconcile Net operating income to Net income attributable to common stockholders. Please refer to Item 10(e) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

17. Segment Reporting, page 96

5.   In future filings, please reconcile Net operating income to Income from continuing operations before income taxes and income from unconsolidated entities. Please refer to paragraph 30b of ASC 280-10-50.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief